Filed by Phelps Dodge Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082
Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about Phelps Dodge Corporation (“Phelps Dodge”) and Freeport-McMoRan Copper & Gold Inc. (“FCX”). When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Phelps Dodge or FCX, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Phelps Dodge and FCX, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where Phelps Dodge and FCX operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by Phelps Dodge or FCX, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Phelps Dodge or FCX, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
Important Information for Investors and Stockholders
Phelps Dodge and FCX will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Phelps Dodge and FCX urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.
Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com. Documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com.
Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006. FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006.
Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Phelps Dodge’s and FCX’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Phelps Dodge Employee Town Hall Meeting

2 Cautionary Statement Regarding Forward-Looking Statements This document contains certain forward-looking statements about Phelps Dodge Corporation ("Phelps Dodge") and Freeport-McMoRan Copper & Gold Inc. ("FCX"). When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to Phelps Dodge or FCX, the management of either such company or the transaction are intended to identify those assertions as forward- looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Phelps Dodge and FCX, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where Phelps Dodge and FCX operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by Phelps Dodge or FCX, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Phelps Dodge or FCX, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

2 Important Information for Investors and Stockholders Phelps Dodge and FCX will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Phelps Dodge and FCX urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information. Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com. Documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge's directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge's 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006. FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX's directors and executive officers in FCX is set forth in the proxy statement for FCX's 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006.

Freeport-McMoRan Copper & Gold ("FCX") to acquire Phelps Dodge for $126.46 per share, based on FCX's closing price of $57.40 on November 17, 2006 Total transaction value of $26 billion Terms $88.00 in cash and 0.67 shares of FCX common stock per Phelps Dodge share 70% cash; 137 million new common FCX shares Structure: Premium of 33% to Phelps Dodge's closing price on November 17, 2006 Premium: Price: Very few Phelps Dodge jobs affected by this Most of senior management retained Employment:

Highlights of Transaction Creates world's premier publicly traded copper company Leading North American-based metals and mining investment World-class, long-lived, geographically diverse operations Significant exploration potential and management track record of adding value through exploration Strong cash flows and financial strength Operating and development expertise Attractive project pipeline supports growing production profile Creates a strong company for all - employees, shareholders, customers

Geographically Diverse, Long-Lived Asset Base

Major Mine Operations & Development Projects

All major assets majority-controlled and operated



Copper
Copper/Gold/Silver
Molybdenum

North America[1]

Reserves	
Cu	25.2 billion lbs
Mo	1.7 billion lbs
Production	
Cu	1.6 billion lbs
Mo	70 million lbs

Cerro Verde (53.6%)

Reserves	
Cu	7.7 billion lbs
Mo	0.1 billion lbs
Cu production	320 million lbs*
Mine Life	30 years

* expected annual production

Grasberg (90.6%)

Reserves	
Cu	36.5 billion lbs
Au	39.8 million ozs
Ag	115 million ozs
Production	
Cu	1.1 billion lbs
Au	1.7 million ozs
Ag	3.3 million ozs
Mine Life	35 years

Candelaria/Ojos del Salado (80%)

Cu reserves	4.3 billion lbs
Production	335 million lbs
Mine Life	13 years

El Abra (51%)

Cu reserves	1.2 billion lbs
Production	235 million lbs
Mine Life	6 years*

* before anticipated extension of mine life

Tenke (57.75%)

Feasibility study expected 4Q06

Note: Reserves and annual production net to pro forma FCX; Reserves as of December 31, 2005, Production figures are average annual estimates for 2007-2010.

[1] Cu operations: Morenci (85%), Sierrita (100%), Bagdad (100%), Chino/Cobre (100%), Tyrone (100%), and Miami (100%) Cu development: Safford (100%) Primary Mo: Henderson (100%) and Climax (100%) with feasibility study expected on Climax in 2007

7

©2006 Phelps Dodge Corp

November 21, 2006

Reserves Copper (billion lbs) 87.6 74.9 Molybdenum (billion lbs) 2.0 1.9 Gold (million ozs) 43.9 39.8 Average Production Volumes (2006-2010) Copper (billion lbs) 4.3 3.6 Molybdenum (million lbs) 78 74 Gold (million ozs) 1.9 1.7 Implied Reserve Life (years) Copper 20 21 Molybdenum 26 26 Gold 24 24 Mineralized Material Ore (million metric tons) 5,237 4,720 average % copper 0.53 0.51 average g/t gold 0.09 0.10 Pro Forma Reserves and Production 2006E Production by Geography 2005 Reserves by Geography Pro forma Net Consolidated interest Note: Geologic resources are not included in reserves. The geologic resources will not qualify as reserves until comprehensive engineering studies establish their economic feasibility. Accordingly, no assurance can be given that the estimated resources and mineralization will become proven and probable reserves

____________________ Source: Bloomberg as of [November 16, 2006] Pro forma Fox based on FOX closing share price of [$56.16] and $16.1 billion of net debt and minority interest outstanding pro forma for transaction Premier North American Mining Company Enterprise Value (US$ billions)

____________________ Source: Brook Hunt 3Q Report. (1) Xstrata shown pro forma the acquisition of Falconbridge. Top 10 Copper Producers (2006E) (1) (000 t) World's Leading Public Copper Company Pro forma company is poised to take advantage of favorable industry fundamentals

Concluding Remarks Very few Phelps Dodge jobs will be affected Continuity through retention of most senior management Freeport-McMoran shares our commitment to operational excellence, financial discipline and communities in which we operate Corporate headquarters will remain in Phoenix Transaction should close toward the end of 1Q2007 Until then, business as usual ... focus, and stay safe

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